Filed pursuant to Rule 424(b)(3)
Registration No. 333-130812

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 30, 2005)

XM SATELLITE RADIO HOLDINGS INC.

1,853,412 Shares of Common Stock

This prospectus supplement relates to the resale of up to 1,853,412 shares of our Class A common stock issued to Starbucks Corporation, the selling stockholder listed in this prospectus.

On December 31, 2007, we issued 1,853,412 shares of our Class A common stock to Starbucks in a private placement in connection with a Termination and Release Agreement that terminated a Channel Development and Marketing Agreement between Starbucks and us. The number of shares equaled $22,000,000 divided by $11.87, the closing price per share of our common stock on the Nasdaq Global Select Market on December 28, 2007. In exchange for our issuing these shares, Starbucks has released us from the remaining cash payments and other obligations due under the Marketing Agreement through 2009. Other than some limited rights to use trademarks, Starbucks and we released each other from all remaining obligations under the Marketing Agreement. As part of the arrangement, we agreed to register the shares issued to Starbucks for resale through this prospectus supplement.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “XMSR.” On January 4, 2008, the last reported sale price of our Class A common stock was $12.75.

An investment in our securities involves risks. Please read the section entitled “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is January 7, 2008

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, those set forth below. For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” on page 3 and those incorporated by reference.

•	Our significant expenditures and losses;

•	The unproven market for our service;

•

The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	The impact of our proposed merger with Sirius;

•	Potential need for additional financing; and

•	Our substantial indebtedness.

These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

SUMMARY

Our Business

We are a leading satellite radio service provider in the United States, offering over 170 channels to our subscribers — 69 channels of 100% commercial-free music and over 100 channels of news, talk, information, entertainment and sports programming. We believe that XM Radio appeals to consumers because of its innovative and diverse programming, nationwide coverage, many commercial-free music channels and digital sound quality.

We broadcast through our proprietary satellite radio system, which currently consists of two orbiting satellites, two in-orbit spare satellites, terrestrial repeaters that receive and retransmit our signal, satellite uplink facilities and our studios. Subscribers receive their service through our radios, which are sold by automakers, consumer electronics retailers, mobile audio dealers and through our website. Subscribers can also receive certain of our music channels and other channels over the Internet. As of September 30, 2007, we had over 8.5 million subscribers.

For the year ended December 31, 2006, we had revenues of approximately $933 million and a net loss of approximately $719 million. For the nine months ended September 30, 2007, we had revenues of approximately $829 million and a net loss of approximately $444 million.

Our principal offices are located at 1500 Eckington Place, NE, Washington, DC 20002, and our telephone number at that location is (202) 380-4000. Our corporate website is available at http://www.xmradio.com.

Proposed Merger with Sirius

We and Sirius Satellite Radio Inc. are parties to an agreement and plan of merger under which XM and Sirius propose to combine their businesses through the merger of XM with a newly formed, wholly-owned subsidiary of Sirius, with XM becoming a wholly-owned subsidiary of Sirius. We believe that the proposed merger will allow XM and Sirius to provide more choices for their respective subscribers and that the combined company will be better positioned to compete in the rapidly evolving audio entertainment marketplace. Under the proposed merger, our stockholders would receive 4.6 shares of Sirius common stock for each share of our Class A common stock. The merger has been approved by stockholders of both XM and Sirius but remains subject to regulatory review by the U.S. Department of Justice and the Federal Communications Commission.

RISK FACTORS

Investing in our securities involves risk. Potential investors are urged to read and consider the risk factors relating to an investment in our common stock described below and in our Annual Report on Form 10-K for the year ended December 31, 2006, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference into this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

If our stock price declines, we may be required to issue additional shares of our common stock to Starbucks.

We agreed to certain price protection provisions in our Termination Agreement with Starbucks. If Starbucks sells shares issued under the Termination Agreement prior to the end of a specified five trading day period and realizes less than $22,000,000, we would be required to pay the difference to Starbucks in cash or, at our option, in shares of our Class A common stock.

TERMINATION AND RELEASE AGREEMENT WITH STARBUCKS

On December 28, 2007, we and Starbucks executed the Termination Agreement to terminate and release each other from further obligations under the Marketing Agreement. Below is a summary of key provisions of the Termination Agreement:

Marketing Agreement. The Marketing Agreement provided for various cross-marketing and co-promotional activities, including the development and broadcast of the Starbucks XM Café Channel on the XM system, the granting by both parties of certain non-exclusive, non-transferable, royalty-free and limited purpose licenses to use each others’ marks and mutual exclusivity.

Termination and Release. The Marketing Agreement has been terminated, except for specified provisions that survive termination, including that we will continue broadcasting the Starbucks XM Café Channel and continue licensing the “Starbucks” name in the channel on a royalty-free basis for a limited time.

XM and Starbucks also provided a full release from any claims, liabilities and obligations relating to the Marketing Agreement.

Issuance of Shares. To effect the termination of the Marketing Agreement and a release from cash payments and other obligations over the remaining term of the Marketing Agreement, we issued shares of our Class A common stock valued at $22,000,000. This amount equaled 1,853,412 shares based on the closing price of $11.87 on December 28, 2007.

Registration of Shares. We agreed to file prospectus supplements to register the shares issued to Starbucks under the Termination Agreement. We are obligated to continue this registration until the earlier of when Starbucks no longer holds any of the shares, the shares have become freely tradeable or the shares have been held for six months and other conditions are met for an exemption from registration to be available to Starbucks.

Price Protection. We agreed to provide Starbucks with certain protections against Starbucks realizing less than $22,000,000 in net proceeds in the event it sells the shares during a five day trading period commencing January 7, 2008, or a later date in certain limited cases. If Starbucks sells shares issued under the Termination Agreement prior to the end of this specified five trading day period and realizes less than $22,000,000, we would be required to pay the difference to Starbucks in cash or, at our option, in shares of our Class A common stock. If Starbucks realizes more than $22,000,000 before the end of the specified five day trading period, it would be required to return the difference to us in cash or shares of our Class A common stock, if Starbucks still has any of its shares, valued at the market price.

To the extent we issue additional shares to make up a differential in net proceeds, and Starbucks sells these shares within three trading days, a similar price protection would apply. We would make a cash payment to Starbucks for any shortfall and Starbucks would pay any excess back to us.

USE OF PROCEEDS

We will not receive the first $22,000,000 of net proceeds from the offer and sale of any securities by Starbucks, the selling stockholder, all of which will go to Starbucks. We have agreed to pay the expenses of registering the Class A common stock being offered by Starbucks pursuant to this prospectus, and to cover certain selling expenses and any shortfall in proceeds to the extent that Starbucks realizes less than the $22,000,000 from sale of its shares during the five day trading period described above under the caption “Termination and Release Agreement with Starbucks.” To the extent that Starbucks realizes more than $22,000,000 from sale of its shares during the five day trading period, the excess would be paid to us in cash or by return of shares of our Class A common stock.

SELLING STOCKHOLDER

The shares of Class A common stock that are registered for resale under this prospectus were acquired by Starbucks, the selling stockholder in connection with a Termination and Release Agreement between XM and Starbucks. The Class A common stock was originally issued and sold in a transaction exempt from the registration requirements of the Securities Act.

The selling stockholder may from time to time offer and sell pursuant to this prospectus the number of shares of Class A common stock as set forth opposite its name in the table below. The following table sets forth the name of the selling stockholder and the following information as of January 4, 2008:

•	the number of shares of Class A common stock beneficially owned by the selling stockholder;

•	the maximum number of shares which may be offered for sale by the selling stockholder under this prospectus;

•	the number of shares beneficially owned by the selling stockholder, assuming all such shares are sold; and

•

the percentage of our outstanding Class A common stock beneficially owned by the selling stockholder (based upon approximately 314,270,618 shares of Class A common stock outstanding as of September 30, 2007).

The selling stockholder may offer all, some or none of the Class A common stock shown in the table. Because the selling stockholder may offer all or some portion of the Class A common stock, we have assumed for purposes of completing the last column in the table that all shares of Class A common stock offered hereby will have been sold by the selling stockholder upon termination of sales pursuant to this prospectus.

Name of Selling Stockholder	Class A Common Stock Beneficially Owned Prior to the Offering	Class A Common Stock Offered Hereby	Class A Common Stock Beneficially Owned After Completion of the Offering	Percentage of Outstanding Class A Common Stock Beneficially Owned After Completion of the Offering
Starbucks Corporation	1,853,412	1,853,412	—	—	*

*	Less than 1%.

Information concerning the selling stockholder may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling stockholder and its successors, which term includes its transferees, pledgees or donees or its successors in interest, may offer and sell, from time to time, the Class A common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The Class A common stock may be sold by or for the account of the selling stockholder or its successors in interest from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the Class A common stock may be listed or quoted at the time of sale,

•	in the over-the counter market,

•	otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether such options are listed on an options exchange or otherwise,

•	through derivative or hedging transactions,

•	through a block trade in which the broker-dealer so engaged may sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

•	through a purchase by a broker-dealer as principal and resale by such broker-dealer for its own account,

•	involving an ordinary brokerage transaction or a transaction in which the broker-dealer solicits purchasers,

•	that are privately negotiated,

•	through an underwritten offering, or

•	through a combination of the above methods of sale.

In addition to the extent we are obligated to continue this registration, upon receiving notice from the selling stockholder that a donee, pledgee or transferee or other successor-in-interest intends to sell shares covered by this prospectus, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act to identify the transferee. We have agreed with the selling stockholder to keep the registration statement of which this prospectus is a part effective until all shares are sold by the selling stockholder or all unsold shares are immediately saleable without restriction (including without volume limitations) and without registration under the Securities Act.

The aggregate proceeds to the selling stockholder from the sale of the Class A common stock offered by it hereby will be the purchase price of such shares of Class A common stock less discounts and commissions, if any. The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding Class A common stock is included for quotation on the NASDAQ Global Select Market.

In order to comply with the securities laws of certain jurisdictions, if applicable, the Class A common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Class A common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholder and any underwriters, broker-dealers or agents that participate in the sale of the Class A common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholder and have informed it of its obligation to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares. The selling stockholder has acknowledged that it understand its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and has agreed that it will not engage in any transaction in violation of such provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 or any other available exemption rather than pursuant to this prospectus. There is no assurance that the selling stockholder will sell any or all of the Class A common stock described herein, and the selling stockholder may transfer, devise or gift such securities by other means not described in this prospectus.

The selling stockholder may enter into derivative or other hedging transactions with financial institutions. These financial institutions may in turn engage in sales of the Class A common stock to hedge their position, deliver this prospectus in connection with some or all of those sales and use the shares covered by this prospectus to close out any short position created in connection with those sales. The selling stockholder may also sell shares of the Class A common stock short using this prospectus and deliver the Class A common stock covered by this prospectus to close out such short positions, or loan or pledge our common stock to financial institutions that in turn may sell the shares of our common stock using this prospectus. The selling stockholder may pledge or grant a security interest in some or all of the Class A common stock covered by this prospectus to support a derivative or hedging position or other obligation and, if the selling stockholder defaults in the performance of its obligations, the pledgees or secured parties may offer and sell the Class A common stock from time to time pursuant to this prospectus. The anti-manipulation rules of Regulation M under the Securities Exchange Act may apply to sales of Class A common stock and activities of the selling stockholder.

LEGAL MATTERS

Certain legal matters with respect to the securities offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P.

EXPERTS

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries as of December 31, 2006, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement certain information we file with the SEC, which means that we may disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering of securities covered by this prospectus supplement is completed; provided that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K except to the extent identified in any such report:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2006;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

(3)	Our Current Reports on Form 8-K, filed February 14, 2007, February 20, 2007, February 21, 2007, February 22, 2007, March 13, 2007, March 21, 2007, March 29, 2007, April 10, 2007, April 12, 2007, June 1, 2007, July 24, 2007, August 14, 2007, September 5, 2007, November 14, 2007, December 4, 2007, December 7, 2007, and January 7, 2008; and

(4)	The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed with the SEC for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov. In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

Attn: Investor Relations

(202) 380-4000

Our reports and amendments filed with the SEC also can be accessed free of charge, through our website at www.xmradio.com on the same day that they are electronically filed with the SEC.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning us and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

You should rely only on the information incorporated by reference or provided in this document and any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

References in this prospectus to the terms “we,” “our” or “us” or other similar terms mean XM Satellite Radio Holdings Inc.